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EXHIBIT 21.1

Watson Pharmaceuticals, Inc.
Subsidiaries of the Company
As of March 18, 2002

Name	Jurisdiction of Incorporation
Watson Laboratories, Inc.	Nevada
Watson Laboratories, Inc.	New York
Watson Laboratories, Inc—Ohio.	New York
Watson Laboratories, Inc.	Delaware
Watson Pharma, Inc.	Delaware
The Rugby Group, Inc.	New York
Rugby Laboratories, Inc.	New York
Royce Laboratories, Inc.	Florida
Watson Laboratories, Inc.	Connecticut
Watson Laboratories Caribe, Inc.	Delaware
Makoff R&D Laboratories, Inc.	California
Nicobrand Limited	Northern Ireland
Watson Pharmaceuticals (Asia) Ltd.	Territory of the British Virgin Islands

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  EXHIBIT 21.1
Watson Pharmaceuticals, Inc. Subsidiaries of the Company As of March 18, 2002